Fidelis Insurance Group: An Introduction and Overview October 28, 2025

fidelisinsurance.com PG. 2 This presentation contains “forward-looking statements” which include all statements that do not relate solely to historical or current facts and which may concern our strategy, plans, targets, projections or intentions and are made pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward- looking statements can be identified by words such as: “continue,” “grow,” “opportunity,” “create,” “anticipate,” “intend,” “plan,” “goal,” “seek,” “believe,” “project,” “estimate,” “target,” “tracking,” “expect,” “evolve,” “achieve,” “remain,” “proactive,” “pursue,” “optimize,” “emerge,” “build,” “looking ahead,” “commit,” “strategy,” “predict,” “potential,” “assumption,” “future,” “likely,” “may,” “should,” “could,” “will” and the negative of these and also similar terms and phrases. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are qualified by these cautionary statements, because they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, targets, projections, anticipated events and trends, the economy and other future conditions, but are subject to significant business, economic, legal and competitive uncertainties, many of which are beyond our control or are subject to change. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Examples of forward-looking statements may include, among others, statements we make in relation to: targeted operating results such as return on equity, net income and earnings per share, underwriting profitability and target combined, loss and expense ratios, growth in gross written premiums and book value per share; our expectations regarding current settlement discussions, court cases and current settlement and litigation strategies; our expectations regarding our business, including the industries we operate in, and capital management strategy and the performance of our business; information regarding our estimates for catastrophes, claims and other loss events; our expectations regarding our partnerships and strategic agreements, including The Fidelis Partnership; anticipated market conditions, pricing cycles, and competitive positioning; sustainability and renewable energy initiatives; use of and exposure to emerging technologies; our management team and human capital; our share price performance and valuation; and our regulatory or listing status; our liquidity and capital resources; and expectations of the effect on our results of operations and financial condition of our loss claims, litigation, climate change impacts, contingent liabilities and governmental and regulatory investigations and proceedings. Our actual results in the future could differ materially from those anticipated in any forward-looking statements as a result of changes in assumptions, risks, uncertainties and other factors impacting us, many of which are outside our control, including: our ability to manage risks associated with macroeconomic conditions including any escalation of the Ukraine Conflict or those in the Middle East, or related sanctions and other geopolitical events globally; trends related to premium rate hardening or premium rate softening leading to a cyclical downturn of pricing in the (re)insurance industry; the impact of inflation (including social inflation) or deflation in relevant economies in which we operate; our ability to evaluate and measure our business, prospects and performance metrics and respond accordingly; the failure of our risk management policies and procedures to be adequate to identify, monitor and manage risks, which may leave us exposed to unidentified or unanticipated risks; any litigation to which we are party being resolved unfavorably to our prior expectations, whether through court decisions or otherwise through effecting settlements (where such settlements are capable of being achieved), based on emerging information, the actions of other parties or any other failure to resolve such litigation favourably; the inherent unpredictability of litigation and any related settlement negotiations which may or may not lead to an agreed settlement of particular matters; the outcomes of probabilistic models which are based on historical assumptions and which can differ from actual results or other emerging information as compared to such assumptions; the less developed data and parameter inputs for industry catastrophe models for perils such as wildfires and flood; the effect of climate change on our business, including the trend towards increasingly frequent and severe catastrophic events; the possibility of greater frequency or severity of claims and loss activity than our underwriting, reserving or investment practices have anticipated; the development and pattern of earned and written premiums impacting embedded premium value; the reliability of pricing, accumulation and estimated loss models; the impact of complex causation and coverage issues associated with attribution of losses; the actual development of losses and expenses impacting estimates for claims which arose as a result of loss activity, particularly for events where estimates are preliminary until the development of such reserves based on emerging information over time; our ability to successfully implement our long-term strategy and compete successfully with more established competitors and increased competition relating to consolidation in the reinsurance and insurance industries; any downgrades, potential downgrades or other negative actions by rating agencies relating to us or our industry; changes to our strategic relationship with The Fidelis Partnership and our dependence on the Delegated Underwriting Authority Agreements for our underwriting and claims-handling operations; our dependence on key executives and ability to attract qualified personnel; our dependence on letter of credit facilities that may not be available on commercially acceptable terms; our potential inability to pay dividends or distributions in accordance with our current dividend policy, due to changing conditions; availability of outwards reinsurance on commercially acceptable terms; the recovery of losses and reinstatement premiums from our reinsurance providers; our potential need for additional capital in the future and the potential unavailability of such capital to us on favorable terms or at all; our dependence on clients’ evaluation of risks associated with such clients’ insurance underwriting; the suspension or revocation of our subsidiaries’ insurance licenses; our potentially being subject to certain adverse tax or regulatory consequences in the U.S., U.K. or Bermuda; risks associated with our investment strategy such as market risk, interest rate risk, currency risk and credit default risk; the impact of tax reform and changes in the regulatory environment and the potential for greater regulatory scrutiny of the Group as a result of the outsourcing arrangements; heightened risk of cybersecurity incidents and their potential impact on our business; risks associated with our use or anticipated use of emerging technologies, such as artificial intelligence technologies, including potential legal, regulatory and operational risks; operational failures, including the operational risk associated with outsourcing to The Fidelis Partnership, failure of information systems or failure to protect the confidentiality of customer information, including by service providers, or losses due to defaults, errors or omissions by third parties and affiliates; risks relating to our ability to identify and execute opportunities for growth or our ability to complete transactions as planned or realize the anticipated benefits of our acquisitions or other investments; our status as a foreign private issuer means that it will be subject to the reporting obligations under the U.S. Securities Exchange Act of 1934, as amended, that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company; our ability to maintain the listing of our common shares on NYSE or another national securities exchange; and the other risks, uncertainties and other factors disclosed under the section titled “Risk Factors” in our Annual Report on Form 20-F filed with the SEC on March 11, 2025, as well as subsequent Current Reports and other filings with the SEC available electronically at www.sec.gov. The foregoing factors should not be construed as exhaustive and should be read together with the other cautionary statements included in our filings with the SEC. All forward-looking statements included herein are expressly qualified in their entirety by the cautionary statements contained or referred to therein. The forward- looking statements contained in this press release are neither promises nor guarantees, and you should not place undue reliance on these forward-looking statements because they involve known and unknown risks, uncertainties, and other factors, many of which are beyond our control and which could cause actual results, performance or achievements to differ materially from those expressed or implied by these forward-looking statements. Any forward-looking statements, expectations, beliefs and projections made by us in this presentation speak only as of the date referenced on such date on which they are made and are expressed in good faith and our management believes that there is reasonable basis for them, based only on information currently available to us. There can be no assurance that management’s expectations, beliefs, and projections will be achieved and actual results may vary materially from what is expressed or indicated by the forward-looking statements. Furthermore, our past performance, and that of our management team and of The Fidelis Partnership, should not be construed as a guarantee of future performance. Except to the extent required by applicable laws and regulations, we undertake no obligation to update or revise any forward-looking statement contained in this press release, whether as a result of new information, future developments or otherwise. In light of these risks and uncertainties, you should keep in mind that any event described in a forward-looking statement might not occur. Cautionary Note Regarding Forward-Looking Statements

fidelisinsurance.com PG. 3 Driving Objective Set the standard in specialty insurance and reinsurance through strategic capital allocation, expert risk selection, and a network of underwriting partnerships, driving consistent growth in diluted book value per share

fidelisinsurance.com PG. 4 Fidelis Insurance Group: At a Glance Highlights $13.0bn Total Assets(1) $2.3bn Shareholders’ Equity(1) $4.3bn Cash & Invested Assets(1) $4.6bn Gross Premiums Written(1) 39% Book Value Growth(2) 87.7% Avg Combined Ratio(3) A- S&P(4) Stable Outlook A3 Moody’s(4) Stable Outlook A AM Best(4) Stable Outlook • Headquartered in Bermuda, with offices in Ireland and the United Kingdom • Founded in 2014 and began underwriting in 2015 • Completed initial public offering in July 2023 [NYSE: FIHL] INSURANCE $3,674m (79%) REINSURANCE $964m (21%) Notes: 1. Results as of June 30, 2025, and gross premiums written for the trailing twelve months (“TTM”) ended June 30, 2025 2. Book value diluted common share growth as of January 3, 2023, the date on which a number of separation and reorganization transactions occurred to create two distinct holding companies and businesses: Fidelis Insurance Group and The Fidelis Partnership (the “Separation Transactions”) through June 30, 2025, and includes accumulated dividends to common shareholders of $0.60. See slide 8 for further details 3. For the period 2018-2024. Calculated as the sum of losses and loss adjustment expenses, policy acquisition expenses and general and administrative expenses as a percentage of NPE in all periods except 2018 4. As of October 24, 2025. Financial strength ratings included in this presentation are provided by third-party rating agencies and are subject to adjustment at the sole discretion of those agencies. The presentation does not constitute an endorsement of the ratings by the presenter or any other party A strategic capital allocator and expert risk selector in specialty insurance and reinsurance, committed to long-term partnerships GPW (1) Issuer Financial Strength Rating

fidelisinsurance.com PG. 5 Our Value Creation Strategy Long-Term Goal: Maximizing Shareholder Value GROWING diluted book value per share GENERATING consistent returns OPTIMIZING capital management High quality, mature and well- positioned specialty insurance and reinsurance portfolio Underwriting expertise with unique access to attractive risks Strong capital position with a strategic and disciplined approach to capital allocation

fidelisinsurance.com PG. 6 Why Invest in Fidelis Insurance Group Leader in verticalized specialty insurance and reinsurance market, driving differentiated positioning and preferential rates, terms and conditions Strategic partnerships with experienced underwriters provide reliable access to attractive risks and support ongoing platform expansion Demonstrated track record of growth and value creation through the cycle with 39%(1) increase in book value per share since 2022 Strong capital position offers the flexibility to enhance shareholder returns while continuing to pursue compelling growth opportunities Highly experienced leadership team that has proactively and diligently navigated legacy challenges to position Fidelis Insurance Group for long-term value creation High quality specialty portfolio and strong balance sheet create multiple avenues to capture opportunities arising from market dislocation and deliver long-term value creation to shareholders Note: 1. Book value diluted common share growth as of January 3, 2023, the date on which a number of separation and reorganization transactions occurred to create two distinct holding companies and businesses: Fidelis Insurance Group and The Fidelis Partnership (the “Separation Transactions”) through June 30, 2025, and includes accumulated dividends to common shareholders of $0.60. See slide 8 for further details

fidelisinsurance.com PG. 7 Fidelis’ underwriting partnership model provides access to high-quality, differentiated risks with Fidelis Insurance Group overseeing the underwriting strategy Applying Fidelis Insurance Group’s market knowledge, relationships, and underwriting expertise, we seek to enter into partnerships that facilitate reliable access to attractive risks Actively shaping a highly diversified portfolio of short- tail specialty insurance and reinsurance risks Matching the right capital to the right risk and leaning into areas of market opportunity Ensuring lead positioning on deals through enduring partnerships Providing long- term access to leading underwriters with strong track records Underwriting Partnerships Provide Unique Strategic Advantages

fidelisinsurance.com PG. 8 $16.24 $20.69 $21.79 $22.04 YE 2022 YE 2023 YE 2024 YTD Q2 2025 Book Value Cumulative Common Dividends 202 2024 2023 Jun-30- (1) GPW Growth $0.7 $0.8 $1.6 $2.8 $3.0 $3.6 $4.4 $4.6 2018 2019 2020 2021 2022 2023 2024 TTM Q2 2025 Diluted Book Value Per Common Share Growth $0.40 $0.60 $ in billions $ per common share Note: 1. As of the Separation Transaction on January 3, 2023 +36%2018 – 2024 CAGR: +9% Growth Q2 2025 YTD +39%2022 – Q2 2025: Building on a Strong Foundation to Support Scale and Profitable Growth Per Share

fidelisinsurance.com PG. 9 $0.10 $0.10 $0.10 $0.10 $0.10 $0.10 $0.15 Q1 2024 Q2 2024 Q3 2024 Q4 2024 Q1 2025 Q2 2025 Q3 2025 $5.0 $37.5 $49.9 $49.9 $72.0 $105.2 $55.5 $55.5 $55.5 $111.0 Q1 2024 Q2 2024 Q3 2024 Q4 2024 Q1 2025 Q2 2025 Privately Negotiated Share Repurchases Open Market Share Repurchases $105.4 $105.4 $127.5 $216.2 Proven Track Record of Capital Returns Quarterly Dividend Per Share Cumulative Common Share Repurchases ($ in millions) Sustainable Common Share Dividends with Recent Increases Adding Value Through Share Repurchases Supported by the strength of our capital position FIHL has returned $284 Million to Common Shareholders Since 2024 +50% Dividend Increase for Q3 2025

Globally Connected Team Of Insurance Specialists

Experienced leadership team



Dan Burrows
Group CEO
35+ Years Experience
Bermuda



Jonny Strickle
Group Managing Director
15+ Years Experience
London



Allan Decleir
Group CFO
35+ Years Experience
Bermuda



Mike Pearson
Group CRO
35+ Years Experience
Bermuda



Jason Kittinger
Group COO
20+ Years Experience
London



Nicole Kapu-Leyland
Interim Group Head of Legal
10+ Years Experience
London



Anneeka Patel
Group Chief Human Resource Officer
10+ Years Experience
London



Miranda Hunter
Group Investor Relations
20+ Years Experience
Bermuda

Dedicated underwriting talent



Ian Houston
Group CUO
35+ Years Experience
London



Hannah Greenwood
Bermuda CUO & Group Chief of Staff
15+ Years Experience
Bermuda



William Waddell-Dudley
London CUO
20+ Years Experience
London
Joining Nov. 2025



Aoife Woulfe
Ireland CUO
15+ Years Experience
Dublin

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PG. 10

fidelisinsurance.com PG. 11 Capital Management • Allocating capital into attractive underwriting opportunities • Constantly reassessing our outwards reinsurance purchasing • Returning excess capital to common shareholders through a combination of dividends and opportunistic share buybacks Long-Term Shareholder Value Creation Framework Aim to maximize long-term value for shareholders by growing diluted book value per share, generating consistent returns, and optimizing capital management Underwriting Profitability Mid to High 80s% Long-Term Target Combined Ratio Operating ROAE 13-15% Long-Term Target Investment Returns Long-Term target of delivering attractive investment income while targeting an above-average risk-adjusted total return through all market cycles Note: See Appendix for definitions and reconciliations of non-GAAP financial measures

fidelisinsurance.com PG. 12 We Are Well-Positioned To Deliver Long-Term Value Building on our track record of strong growth by leveraging expert underwriting partnerships to expand and diversify our portfolio and continue to access the most attractive risks Our globally connected team of highly experienced insurance talent is well-positioned to build and develop strategic relationships and capitalize on innovative market opportunities Our remaining exposure to the Russia-Ukraine lessor policy aviation litigation is insignificant, and we can now draw a line under this – excluding the impact of this litigation, we are outperforming our long- term targets Ensuring continued success by balancing disciplined risk selection and profitable underwriting, driving accretive returns to shareholders

fidelisinsurance.com PG. 13 Delivering Long-Term Profitable Underwriting

Mature & Well-Positioned Specialty Insurance & Reinsurance Portfolio

INSURANCE

✓ **Scale position across traditional specialty lines**
✓ **30+ years of trading relationships**

- Highly capital efficient, well-diversified specialty insurance book
- In addition to major specialty lines of business, this segment includes highly tailored products, where the buying motivation is often driven by regulatory capital relief, capital efficiency or transaction facilitation
- Benefits from quota share, excess of loss cover and industry loss warranties, which help to reduce volatility

$3,674m	13%	51%
GPW [1]	GPW CAGR [2]	Avg. Loss Ratio [3]



$4.6bn
GPW [1]
79%
21%

REINSURANCE

✓ **Focused property catastrophe book**
✓ **Sophisticated data and pricing capabilities**

- Actively managed, property reinsurance book
- Strategy of pursuing closely controlled aggregates and focusing on residential portfolios
- Benefits from quota share, excess of loss retrocessional cover, catastrophe bond cover and industry loss warranties, which helps to minimize the potential net losses in the business written

$964m	27%	39%
GPW [1]	GPW CAGR [2]	Avg. Loss Ratio [3]

Notes:
1. Trailing twelve months ended June 30, 2025
2. Compound annual growth rate for the last three twelve-month periods (June 30, 2022 to June 30, 2025)
3. Average loss ratio for the last three twelve-month periods (June 30, 2022 to June 30, 2025)

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PG. 14

fidelisinsurance.com PG. 15 Over 100 Products Across Our 10 Major Lines Of Business INSURANCE REINSURANCE $3,674m GPW (TTM June 30, 2025) $964m GPW (TTM June 30, 2025) Property 26% 12% 5% 5% 20% 3% Asset-Backed Finance & Portfolio Credit Political Risk, Violence & Terror Energy Cyber Property Reinsurance 18% Marine 5% Aviation & Aerospace 5% Other Insurance 1% Retro & Whole Account Note: Gross premiums written for the trailing twelve months (“TTM”) ended June 30, 2025

fidelisinsurance.com PG. 16 Strategic Underwriting Partnerships Enable Flexibility to Capitalize on Favorable Risk-Reward Opportunities New Underwriting Partners Underwriting partners to support growth and diversification  Accessing accretive, specialist risks from leading underwriters  Highly complementary growth vs. our existing portfolio  Appetite flexibility through agile balance sheet deployment  Diversifying distribution channels, geographies and underwriting Cornerstone Partnership Long-term relationship with The Fidelis Partnership  Rolling 10-year agreement ensures long-term continuity  Exclusive right of first access via the Framework Agreement to market leading underwriting talent  Dynamic portfolio construction with ability to react in real-time  Daily collaboration to shape inwards and outwards portfolio Reliable Access To Attractive Risks Through Strategic Partners

fidelisinsurance.com PG. 17 Our Specialist Underwriting Expertise We are a team of insurance and reinsurance specialists with significant underwriting experience across multiple classes and disciplines Hands-on Leadership Our Business Executive Leadership Team sets the underwriting and outwards reinsurance strategy Robust Oversight Our experienced Underwriting Analytics and Oversight Team report into the Chief Underwriting Officer and manage and monitor our portfolio of underwriting partnerships Strong Culture Fostering a strong employee culture of inclusivity, accountability, and intellectual curiosity – creating a dynamic environment where individuals are empowered to achieve their full potential Underwriting Anaytics Governance Strategy Reserving

fidelisinsurance.com PG. 18 Loss Ratio Building Blocks Loss Ratio Components Reflect Underlying Portfolio Strength 1 Stable to improving attritional loss ratio reflects strength of the underlying portfolio 2 Catastrophe and large loss ratio reflects impact from the California Wildfires in Q1 2025 3 Adverse prior year development in 2024 and YTD 2025 primarily relates to the Russia-Ukraine aviation litigation partially offset by favorable reserve development in the underlying portfolio. 4.2% 28.2% 25.8% 23.2% 23.7% 28.6% 15.7% 22.5% 35.7% 5.5% 4.2% 2022 2023 2024 YTD Q2 2025 Attritional Losses Catastrophe and Large Losses Prior Year Development (1.5)% (3.4)% 55.3% 38.1% 51.2% 63.6% 2022 2023 2024 YTD Q2 2025 1 3 2

Disciplined Risk Management

Performance during recent hurricane and wildfire events reflects effective risk management and underwriting strategies

Hurricanes Helene / Milton
Insured Losses as a % of FY24 Property GPW



Peer 1
14.7%
Peer 2
11.2%
Peer 3
10.6%
Peer Average
8.5%
Peer 4
5.9%
Peer 5
5.5%
FIHL
4.2%
Peer 6
3.3%

California Wildfire
Insured Losses as a % of FY24 Property GPW



Peer 1
26.0%
Peer 2
24.4%
Peer 3
23.1%
Peer Average
15.4%
FIHL
10.8%
Peer 4
9.9%
Peer 5
7.4%
Peer 6
1.6%

Key Natural Peril Exposures:

Probable Maximum Losses:

- 1-in-100 is windstorm clash for Southeast, Gulf, and Caribbean
- 1-in-250 is California Earthquake
- **Both are less than 10% of shareholders' equity, excluding AOCI**

Note: Peer group is consistent across charts; company order may differ
Source: Company filings as of December 31, 2024, and for the quarter ended March 31, 2025. The information presented is derived from publicly available documents, including Form 10-Ks, Form 10-Qs, earnings releases, and earnings call transcripts, as filed or published by the respective companies. Please note that methodologies for loss disclosure, including the timing, recognition, and estimation of losses, may differ among companies due to variations in accounting policies, internal practices, and regulatory requirements. The peer group referenced comprises U.S., Bermuda, and London-based specialty insurers and reinsurers that have publicly disclosed relevant loss information during the periods indicated. Specifically, the peer group includes Arch Capital Group Ltd., Axis Capital Holdings Limited, Conduit Reinsurance Limited, Everest Group, Ltd., Hamilton Insurance Group, Ltd., and RenaissanceRe Holdings Ltd

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PG. 19

fidelisinsurance.com PG. 20 Key Takeaways High-quality, scaled and diversified portfolio focused on short-tail specialty insurance and reinsurance risks Ability to selectively adjust exposure in response to market dislocation and capitalize on favourable risk-reward opportunities by leveraging strategic underwriting partnerships Wide-reaching global footprint with opportunity for expansion Disciplined approach to underwriting and risk management overseen by team of insurance specialists

fidelisinsurance.com PG. 21 Strong Capital Position with a Strategic & Disciplined Approach to Capital Allocation fi li i r .

fidelisinsurance.com PG. 22 A AM Best Stable Outlook(3) A- S&P Stable Outlook (3) A3 Moody’s Stable Outlook (3) 26.6% Debt-to- Capital Ratio(1) 269% BSCR Ratio (2) Strong Capital Position Notes: 1. As of June 30, 2025 2. See 2024 Financial Conditions Report as filed with the Bermuda Monetary Authority 3. As of October 24, 2025. Financial strength ratings included in this presentation are provided by third-party rating agencies and are subject to adjustment at the sole discretion of those agencies. The presentation does not constitute an endorsement of the ratings by the presenter or any other party 4. Long-term debt amounts are presented at carrying value as of June 30, 2025 Capital Strength and Balance Sheet Scale As of June 30, 2025 ($ in millions) $842.6 Common equity Long-term debt $3,166.0 $330 $2,323.4 $125 • Committed to a strategic and disciplined approach to capital allocation to maintain financial strength and drive profitable underwriting • Ample liquidity to pursue growth and return capital to shareholders • Long-term debt comprised of: Capital Management and Financial Strength 1 2 $330 million 4.875% Senior Notes, due 2030 3 $125 million 6.625% Junior Subordinated Notes, due 2041 and callable at par in April 2026 $400 million 7.750% Subordinated Notes, due 2055 (4)

fidelisinsurance.com PG. 23 Cumulative Capital Returned to Shareholders As of June 30, 2025 ($ in millions) Successful Capital Management Strategy Capital Management Priorities  Reinvest in the business and deploy capital into accretive growth opportunities across our portfolio  Utilize outward reinsurance protection as a flexible and aligned source of capital  Return capital to shareholders through dividends and opportunistic share buybacks including both open market purchases and privately negotiated transactions Notes: 1. As of the Separation Transaction on January 3, 2023 2. Includes pro rata shares repurchased from The Fidelis Partnership $105.2 $111.0 $68.2 Common Share Dividends Privately Negotiated Share Repurchases Open Market Share Repurchases $284.4 $0.40 Diluted Book Value Per Common Share (2)Per Share

fidelisinsurance.com PG. 24 Capital Management Initiatives Quarterly dividend of $0.15 per Common Share, equating to a dividend yield of 3.4%(1) In August 2025, announced the renewal of $200 million common share repurchase authorization Track Record of Returning Capital to Shareholders $11.8 $11.7 $11.5 $11.2 $11.1 $10.9 $5.0 $32.5 $12.4 $22.1 $33.2 $55.5 $55.5 Q1 2024 Q2 2024 Q3 2024 Q4 2024 Q1 2025 Q2 2025 Dividends Open Market Share Repurchases Privately Negotiated Share Repurchases $16.8 $44.2 $79.4 $33.2 $99.6 $11.2 $ in millions Capital Initiatives Provide the Flexibility to Enhance Returns Notes: 1. Annual yield is the annualized Q2 2025 dividend divided by $17.91, the closing share price as of October 17, 2025. Since the inception of our share repurchase program in 2024, our strategic approach to share repurchases has contributed $0.73 to our diluted book value per common share

fidelisinsurance.com PG. 25 OUTWARDS REINSURANCE STRATEGY LEVERAGE LONG-TERM RELATIONSHIPS ANNUAL PURCHASING WITH KEY PARTNERS OPPORTUNISTIC PURCHASING TO OPTIMIZE COVERAGE MINIMIZE POTENTIAL NET LOSSES SECURE PREFERRED POSITIONS ACROSS LINES OWN COUNTERPARTY EXPOSURES Continuous Optimization of Outwards Reinsurance Purchasing FIHL’s Outwards Reinsurance Philosophy is Designed to Reduce Volatility, Optimize Protection, and Manage Exposures

Disciplined and Consistent Reserving Philosophy

Reserving Framework

PHILOSOPHY

- Employ a robust reserve methodology and take a consistent approach to reserving over time
- Avoid systematic and excessive over or under reserving

RESERVING APPROACH

- Reserves are booked promptly with a short period of discovery of loss
- Significant proportion of reserves relate to claims already notified, against which Fidelis holds individually evaluated case reserves and specific IBNR

REVIEW

- Quarterly actuarial review
- Quarterly full governance process with various Board committees
- Annual full external actuarial review

RISK TOLERANCE

- Reserves are set taking into account independent reserve estimates and are generally consistent with actuarial levels
- Independent third-party actuarial consultancy performs annual reserve estimate

Net Favorable / (Adverse) Prior Year Reserve Development ($m)

Cumulative favorable prior period development of $46 million since inception



$3
$24
$49
$10
$38
$10
$22
$63
$(125)
$(48)
2016
2017
2018
2019
2020
2021
2022
2023
2024 (1)
YTD Q2 2025 (1)

Note:

1. Net adverse development was driven primarily by an increase in our Aviation and Aerospace line of business related to the Ukraine Conflict, partially offset by better than expected loss emergence and by benign prior year attritional experience in several other lines of business

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PG. 26

fidelisinsurance.com PG. 27 Key Takeaways Committed to proactively managing and allocating capital to maintain financial strength Ample liquidity to pursue growth and return capital to shareholders Continuous optimization of outwards reinsurance purchasing Disciplined and consistent reserving philosophy

fidelisinsurance.com PG. 28 Well Positioned to Deliver Long-Term Shareholder Value fi li i r .

fidelisinsurance.com PG. 29 Capital Management • Allocating capital into attractive underwriting opportunities • Constantly reassessing our outwards reinsurance purchasing • Returning excess capital to common shareholders through a combination of dividends and opportunistic share buybacks Long-Term Shareholder Value Creation Framework Aim to maximize long-term value for shareholders by growing diluted book value per share, generating consistent returns, and optimizing capital management Underwriting Profitability Mid to High 80s% Long-Term Target Combined Ratio Operating ROAE 13-15% Long-Term Target Investment Returns Long-term target of delivering attractive investment income while targeting an above-average risk-adjusted total return through all market cycles Note: See Appendix for definitions and reconciliations of non-GAAP financial measures

fidelisinsurance.com PG. 30 • 2024 and YTD 2025 combined ratios were impacted by adverse prior year development in our Aviation and Aerospace line of business from the Russia-Ukraine lessor policy litigation, which reflects the judicious settlement of certain claims and the June 2025 English High Court judgment • With no significant remaining exposure to the Russia-Ukraine lessor policy litigation, FIHL is well-positioned to deliver on its long-term mid-to-high 80s combined ratio target 38.1% 51.2% 63.6% 27.2% 30.5% 29.5% 16.8% 18.0% 17.0% 82.1% 99.7% 110.1% 2023 2024 YTD Q2 2025 Target Loss Ratio Policy Acquisition Ratio Mid to High 80s% Cycle Target Path Underwriting Profitability: Returning to Long-Term Target of Mid to High 80s% Note: 1. Includes commissions to The Fidelis Partnership Combined Ratio Long-Term Target

fidelisinsurance.com PG. 31 Pathway to Long-Term Targets • Loss ratio improvement as we move past the Russia-Ukraine lessor policy litigation • Actively managing portfolio to capture profitable underwriting opportunities • Cultivating pipeline of new underwriting partners to support overall underwriting strategy • Successful investment portfolio rotation and strategic hedge fund allocation • Expansion of capital management initiatives to support accretive capital returns Operating ROAE Operating ROAE: Returning to Long-Term Target of 13-15% Note: See Appendix for definitions and reconciliations of non-GAAP financial measures 2023 2024 Long-Term Target 13-15% 5.6% 8.8% Improved Loss Ratio GPW Growth with TFP GPW Growth with New Partners Additional Investment Yield Strategic Capital Management

fidelisinsurance.com PG. 32 Fixed Income Portfolio Credit QualityNet Investment Income & Unrealized Gains on Other Investments $4.3bn Total Cash and Investments Strategy focused on delivering attractive investment income while targeting an above-average risk-adjusted total return through all market cycles $2.9bn Fixed Income Portfolio 2.8yrs Portfolio Duration A+ Weighted-Average Credit Quality As of June 30, 2025 As of June 30, 2025 41% Corporates 6% Other Investments 6% Agency MBS 6% Other ABS 27% Cash 14% U.S. Treasuries 8% AAA 1% Below BBB 15% BBB 36% AA40% A $119.5 $190.5 $197.6 $5.6 2023 2024 TTM Q2 2025 Unrealized Gains on Other Investments Net Investment Income Asset Allocation $ in millions (1) 5.0% Book Yield Investment Returns: Diversified Portfolio Earning Attractive Yields Notes: 1. Unrealized Gains on Other Investments relates to deployment of assets into a diversified hedge fund portfolio at the end of 2024

fidelisinsurance.com PG. 33 Appendix A fi li i r . Our Products

fidelisinsurance.com PG. 34 Property Our Property portfolio comprises three classes: Property D&F, Construction, and Specialty Property We provide cover for risks of direct physical loss or damage, business interruption and natural catastrophe perils, across a wide range of occupancies including municipalities, infrastructure, schools, commercial and manufacturing accounts. We offer global coverage with a focus on North America, with over 80% of our portfolio comprised of North American risks, while also writing a mix of worldwide and individual international territory risks As a market leader, we are able to access business at preferential terms to peers, leveraging our line size and strong distribution network to deploy capacity across programs at attractive margins, benefitting from years of compound rate increases $1.2bn TTM GPW 26% of total TTM GPW 42% 2022-2024 CAGR

fidelisinsurance.com PG. 35 Marine Our Marine portfolio comprises five sub- classes: Hull and Liability; Marine War; Marine Cargo; Marine Construction; and Marine Treaty Reinsurance We provide cover on a global basis for a range of exposures and leverage a cross-sell strategy, deploying capacity across sub-classes to optimize margin and maximize returns $0.8bn TTM GPW 18% of total TTM GPW 20% 2022-2024 CAGR

fidelisinsurance.com PG. 36 Our Asset-Backed Finance & Portfolio Credit portfolio includes products such as structured credit, asset-backed nonpayment, economically linked risk (e-cat), surety, and mortgage indemnity The underlying buying motivation for these products is often regulatory capital relief, capital efficiency, and transaction facilitation, and is therefore more insulated from traditional insurance pricing cycles We lead substantially all of the business we write in this portfolio, demonstrating the value we are able to bring to clients in structuring capital efficient solutions $0.6bn TTM GPW 12% of total TTM GPW 42% 2022-2024 CAGR Asset-Back Finance & Portfolio Credit

fidelisinsurance.com PG. 37 Our Aviation & Aerospace portfolio provides a range of cover for aircraft owners and financiers including airline hull and liability ‘all-risks’, contingent aviation, war liability and hull war, as well as product liability for the world’s leading manufacturers We also cover pre-launch, transit and launch risk for satellite manufacturers and operators in our Aerospace book $0.2bn TTM GPW 5% of total TTM GPW Aviation & Aerospace 7% 2022-2024 CAGR

fidelisinsurance.com PG. 38 Our Political Risk, Violence & Terror portfolio offers cover for political risk and contract frustration/non-payment coverages, as well as both damage and non-damage cover from perils including terrorism, civil unrest, strikes, riots, civil commotion and sabotage through political violence and terror These insurance products are geared towards clients such as banks, commodity traders, corporations and multilateral and export credit agencies, as well as sovereign, sub-sovereign, and state-owned entities $0.2bn TTM GPW 5% of total TTM GPW 26% 2022-2024 CAGR Political Risk, Violence & Terror

fidelisinsurance.com PG. 39 Our Energy portfolio offers coverage for both traditional and renewable (including wind, solar, and hydro) risks This includes construction and operational renewable energy projects globally, operational downstream energy/power & utilities, and construction and operational upstream energy We see significant opportunities in the construction pipeline, as well as opportunities to support clients moving into operational phases $0.2bn TTM GPW 5% of total TTM GPW Energy 27% 2022-2024 CAGR

fidelisinsurance.com PG. 40 Our Cyber portfolio provides products to reimburse damages and financial losses arising from accidental or malicious incidents affecting computer networks, software and data, both on a first and third party basis Our clients for these products are a diverse mix of businesses from small and medium enterprises to large corporates $0.4bn TTM GPW 8% of total TTM GPW Cyber 42% 2022-2024 CAGR(1)

fidelisinsurance.com PG. 41 Our Other Insurance portfolio includes contingency providing coverage for event cancellation, non-appearance and other contingencies, title insurance, warranty insurance and other specialty risks $0.2bn TTM GPW 5% of total TTM GPW Other Insurance (16)% 2022-2024 CAGR(1) Note: 1. Negative CAGR between 2022 and 2024 reflects a disciplined shift away from classes exposed to economic uncertainty, as management focuses on maintaining underwriting quality and deploying capital into higher- margin, post-loss dislocation opportunities

fidelisinsurance.com PG. 42 Our Reinsurance and Retro portfolio comprises North American and International Property reinsurance, Retrocession, as well as a small book of select Insurance-Linked Warranties and Whole Account XOL covers The portfolio is global, with a significant concentration in North America and smaller exposures in other regions around the world, including Japan, Europe, and Australasia As a leader, we are able to set pricing on programs and take a proactive approach to achieve strong market differentiation by offering meaningful capacity across programs and securing private layers $1.0bn TTM GPW 21% of total TTM GPW Property Reinsurance and Retro & Whole Account 20% 2022-2024 CAGR

fidelisinsurance.com PG. 43 Appendix B fi li i r . Framework Agreement with TFP

Framework Agreement with The Fidelis Partnership

A long-term relationship with aligned economic and strategic interest, designed to capture the core competencies of FIHL and The Fidelis Partnership ("TFP")

How it Works

Exclusive relationship governed by a long-term Framework Agreement providing strong economic alignment between FIHL and TFP

Rolling 10-year term
Annual written election by FIHL required for renewals

FIHL agrees Annual Plan with TFP
Sets out terms of new business, risk appetites, outwards reinsurance requirements, capital and solvency requirements

Mutual first access via FIHL Right of First Refusal (ROFR) and TFP Right of First Offer (ROFO)
Mutual first access for business that is not already set out in the annual plan and option to source business with 3rd party broker thereafter

Termination provisions
Include underwriting performance thresholds, termination rights under fraud, insolvency and material breach of contract conditions and provisions for regulatory issue or rating downgrades

Fee Structure

Strongly incentivized to provide sophisticated underwriting with a fee structure that rewards both profitability and strong growth, all consistent with arm's length market pricing

	Fee type	Services	Fees
Framework Agreement	1 **Ceding Commission** (charged on NPW)	• Underwriting • Actuarial Pricing • Claims handling • Wordings	• TFP directly originated business: 11.5% • Pine Walk: ~10%[1] • Third party originated: 3%
Framework Agreement	2 **Portfolio Management Fee** (charged on NPW)	• Performed In collaboration with Fidelis IG • Outwards RI • Portfolio optimization • Exposure management • Cycle management	• Portfolio management fee: 3% of NPW • Any run-off fees to be agreed
Framework Agreement	3 **Profit Commission** (annual performance related)	• Economic alignment • Performance management	• 20% of Binder Operating ROE[2] above 5% annual hurdle
Framework Agreement	4 **Fee income on quota shares**	• Risk selection and placement • Sourcing additional scale	• QS ceding commissions paid to TFP (Fidelis IG retains 1% of QS premium)
Outsourcing Agreement	**Service Fee** (billed quarterly)	• Credit control and technical accounting • IT support services	• Provided on a cost / cost plus basis • Third party suppliers and contracts procured at cost

Notes:
1. Pine Walk agreements are separate from binder and calculated based on GPW. Commission % based on TFP commissions from Pine Walk divided by total Pine Walk cells' GPW; Pine Walk cells are The Fidelis Partnership HoldCo's operating subsidiaries focused on underwriter talent incubation in specialized practice areas
2. Broadly defined as Fidelis IG's net underwriting margin less certain expenses and debt interest divided by TFP's proportion of opening shareholders' equity adjusted for dividends and equity raises. Binder Operating ROE excludes investment returns and includes deficit account for losses which carryforward 3 years

fidelisinsurance.com

PG. 44

fidelisinsurance.com PG. 45 Appendix C fi li i r . Non-GAAP Financial Measures Reconciliation

fidelisinsurance.com PG. 46 Non-GAAP Financial Measures Reconciliation This Presentation includes certain financial measures that are not calculated in accordance with generally accepted accounting principles in the U.S. (“U.S. GAAP”) including operating net income, operating EPS, operating return on average common equity, and therefore are non-GAAP financial measures. Reconciliations of such measures to the most comparable GAAP figures are included in the attached financial information in accordance with Regulation G. Attritional loss ratio and catastrophe and large loss ratio: the attritional loss ratio is a non-GAAP measure of the loss ratio excluding the impact of catastrophe and large losses. Management believes that the attritional loss ratio is a performance measure that is useful to investors as it excludes losses that are not as predictable as to timing and amount. The attritional loss ratio is calculated by dividing the losses and loss adjustment expenses, excluding catastrophe and large losses and prior year development, by NPE. The catastrophe and large loss ratio is a non-GAAP measure that is calculated by dividing the current year catastrophe and large loss expense by NPE. Operating net income/(loss): is a non- GAAP financial measure of our performance which does not consider the impact of certain non-recurring and other items that may not properly reflect the ordinary activities of our business, its performance or its future outlook. This measure is calculated as net income/(loss) excluding net realized and unrealized investment gains/(losses), net foreign exchange gains/(losses), corporate and other expenses, and the income tax effect on these items. Annualized operating return on average common equity (“Annualized Operating ROAE”): is a non- GAAP financial measure that represents a meaningful comparison between periods of our financial performance expressed as a percentage and is calculated as operating net income divided by average common shareholders’ equity. The table below sets out the calculation of our Operating net income/(loss), Annualized ROAE and Annualized Operating ROAE for the six months ended June 30, 2025, and 2024 Six months ended ($ in millions except for share and per share amounts) June 30, 2025 June 30, 2024 Net income/(loss) $ (22.8) $ 134.9 Adjustment for net realized and unrealized investment (gains)/losses (12.6) 16.0 Adjustment for net foreign exchange (gains)/losses 0.5 0.1 Adjustment for corporate and other expenses 1.2 1.6 Income tax effect of the above items 2.1 (2.4) Operating net income/(loss) $ (31.6) $ 150.2 Average common shareholders' equity $ 2,385.9 $ 2,489.9 Weighted average common shares outstanding 110,077,312 117,373,655 Share-based compensation plans — 487,327 Weighted average diluted common shares outstanding 110,077,312 117,860,982 Annualized ROAE (1.9) % 10.8 % Annualized Operating ROAE (2.6) % 12.1%

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